SUB-ITEM 77K: Changes in registrant's certifying accountant

On May 1, 2002, Arthur Andersen LLP ("Andersen") was dismissed as independent accountant for the Fifth Third
Funds, specifically the Micro Cap Value Fund, Multi Cap
Value Fund, Worldwide Fund and Strategic Income Fund,
(the "Funds"). Andersen was previously engaged as the accountant to audit the Funds' financial statements.

Andersen issued reports on the Funds' financial statements as of December 31, 2001. Such reports did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles. The decision to change accountants from Andersen to PricewaterhouseCoopers LLP ("PwC") was recommended by the Funds' Audit Committee and approved by the Funds' Board of Trustees.

McCurdy & Associates CPA's Inc. ("McCurdy") issued reports on the Funds' financial statements as of December 31, 2000.
Such reports did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

McCurdy was dismissed as independent accountant for the Micro Cap Value Fund (formerly known as Fifth Third/Maxus Aggressive Value Fund), Multi Cap Value Fund (formerly known as Fifth Third/Maxus Equity Fund) and Worldwide Fund (formerly know as Fifth Third/Maxus Laureate Fund) upon completion of the merger of these funds into the Fifth Third Funds on August 13, 2001. McCurdy was dismissed as independent accountant for the Strategic Income Fund (formerly know as Fifth Third/Maxus Income Fund) upon completion of the merger of this fund into the Fifth Third Funds on October 22, 2001. The Funds' Board of Trustees approved the engagement of Andersen as the accountant for the Funds as of the completion of the merger.

At no time preceding the dismissal of either Andersen or McCurdy were there any disagreements with Andersen or McCurdy on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Andersen or McCurdy, would have caused it to make reference to the subject matter of the disagreements in connection with its report. At no time preceding the dismissal of Andersen or McCurdy did any of the events enumerated in paragraphs (1)(v)(A) through (D) of Item 304(a) of Regulation S-K occur.

The Funds engaged PwC as its new independent accountant on May 1, 2002. At no time preceding the engagement of PwC did the Funds consult PwC regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Funds' financial statements, or (ii) any matter that was either the subject of a disagreement of a reportable event, as such terms are defined in Item 304 of Regulation S-K.

The Funds have provided Andersen and McCurdy with a copy of these disclosures and has requested Andersen and McCurdy to furnish the Funds with a letter addressed to the Commission stating whether they agree with the statements made by the Funds herein and, if not, stating the respects in which they do not agree. The Funds has not yet received such letters from Andersen or McCurdy.